March 26, 2012

VIA EDGAR AND FAX
(703) 813-6967

Ms. Linda Cvrkel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     CSX Corporation
Form 10-K for the year ended December 30, 2011
Filed February 21, 2012
File No. 001-08022

Dear Ms. Cvrkel:

CSX Corporation (“CSX” or the “Company”) is writing in response to the Staff's comment letter dated March 16, 2012, with respect to the above-referenced filing. CSX believes this letter responds fully to the Staff's comments and provides supplemental information as requested. For the convenience of the Staff, each comment is set forth below, followed by the Company's response.

Form 10-K for the year ended December 30, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 42

1.	Please revise to disclose the estimated amount of expected capital expenditures for the next fiscal year.

CSX RESPONSE

In future filings, we will disclose the estimated amount of expected capital expenditures for the next fiscal year. Our 2012 estimate will be disclosed in our next Form 10-Q.

2.
Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

CSX RESPONSE

In future filings, we will expand the liquidity discussion to address the three-year period covered by the financial statements included in a 10-K.

Ms. Linda Cvrkel
U. S. Securities and Exchange Commission
March 26, 2012

Note 6. Properties, page 80
Significant Property Disposition, page 82

3. We note your disclosure that in November 2011, you sold approximately 61 miles of operating rail corridor to the Florida Department of Transportation. We also note that the transaction contains multiple elements with separate accounting, and that the sale of real estate resulted in a deferred gain of $146 million upon conveyance which is being recognized into income ratably as the investment obligation is fulfilled. In this regard, please explain to us the reason(s) why you believe it is appropriate to recognize the gain ratably as the investment obligation is fulfilled. Please tell us and revise to disclose the total amount of the investment obligation and the period of time over which you are required to fulfill this obligation. We may have further comment upon receipt of your response.

CSX Response

As background, we believe it is appropriate to defer the gain of $146 million and recognize the gain as the investment obligation is fulfilled. The accounting treatment for the conveyance follows the guidance prescribed in ASC 360-20 Real Estate Sales. This standard defines specific criteria that must be met in order to recognize profit in full when real estate is sold. We evaluated these criteria, noting that full profit recognition is not met for two reasons as a result of our obligation to invest $500 million within a period of eight years.
First, as referred to in ASC 360-20-40-5(b), the right to proceeds on the sale of the real estate is contingent upon the company satisfying its obligation to invest $500 million in the state of Florida and that contingency is relieved as qualifying investments occur. Due to the contingent nature of the proceeds as a result of the investment obligation, the buyer has not met the initial and continuing investment criteria and therefore full accrual is not appropriate.
Second, we also noted that the specific criteria under ASC 360-20-40-5(d) is not met at conveyance as we have a substantial continuing involvement with the property due to our obligation to invest $500 million within a period of eight years. This criterion requires the seller to have transferred to the buyer the risks and rewards of ownership and not maintain a substantial continuing involvement with the property in order to recognize profit under the full accrual method. If the criterion is not met, profit is recognized by a method determined by the nature and extent of the seller's involvement. We believe that the installment method is the most appropriate method for recognition of the gain, which results in the gain being recognized as we fulfill the investment obligation. Satisfaction of the contingency occurs through our performance under the investment obligation and may be objectively measured as qualifying investment expenditures are incurred.
In future filings, we will disclose the total amount of the investment obligation and the period of time over which we are required to fulfill this obligation. As further information, we currently believe we will satisfy this obligation and therefore, recognize the deferred gain sooner than the contractual period.

Ms. Linda Cvrkel
U. S. Securities and Exchange Commission
March 26, 2012

Conclusion

CSX believes that the above responds fully to the comments of the Staff and intends to address all comments in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 359-3305 or my Controller, Carolyn Sizemore, at (904) 359-1507 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ Fredrik J. Eliasson
Fredrik J. Eliasson
Executive Vice President & Chief Financial Officer
CSX Corporation

cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation

Carolyn T. Sizemore
Vice President & Controller
CSX Corporation